Exhibit 12
                        AMERICAN AIRLINES, INC.
           Computation of Ratio of Earnings to Fixed Charges
                             (in millions)

                                   Three Months Ended    Six Months Ended
                                         June 30,            June 30,
                                       2005     2004      2005     2004

Earnings (loss):
  Earnings (loss) before income
    taxes                               $  41   $ (13)     $(130)   $(195)

  Add:  Total fixed charges (per below)   368     372        751      740

  Less:  Interest capitalized              24      19         46       36

    Total earnings before income taxes  $ 385   $ 340      $ 575    $ 509

Fixed charges:
  Interest                              $ 164   $ 162      $ 341    $ 322

  Portion of rental expense
    representataive of the interest
    factor                                201     207        405      413

  Amortization of debt expense              3       3          5        5

    Total fixed charges                 $ 368   $ 372      $ 751    $ 740


 Ratio of earnings to fixed charges      1.05       -          -        -

 Coverage deficiency                    $   -   $  32      $ 176    $ 231


Note:    As  of  June  30, 2005, American has guaranteed approximately
   $1.3 billion of AMR's unsecured debt and approximately $447 million of AMR Eagle's secured debt. The impact of these unconditional guarantees is not included in the above computation.